FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 20, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: August 20, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

RAISING OF LONG TERM CAPITAL FUNDS

Mumbai, August 20, 2008: At the meeting of the Board of Directors of Tata Motors Ltd. held today, the Directors reviewed the progress of the long-term financing plan which had been announced in May 2008, inter-alia for the Jaguar-Land Rover acquisition. At that time, the Company had announced that a part of the total funds required would be raised through a Rights Issue to the shareholders of three simultaneous but unlinked securities namely -

a) an issue of Ordinary Shares of a total amount of about Rs.2,200 crores;

b) an issue of 'A' Ordinary Shares having differential voting rights (viz. 1 vote for every 10 shares held) of a total amount of about Rs.2,000 crores and

c) an issue of 0.5% 5-year Convertible Preference Shares of a total amount of about Rs.3,000 crores, which would be convertible into 'A' Ordinary Shares at any time after 3 years but before 5 years from the date of allotment.

The detailed terms on which the above three securities involving a total amount of about Rs.7,200 crores would be issued was to be decided after the relevant procedure and process was completed and just before the Company was ready to actually make the Rights Issue.

Taking into account the current situation in the Capital Market and the change in the level of prices in the stock markets since May 2008, the Board of Directors reviewed the earlier fund raising proposal. With a view to keep the increase in the Share Capital as low as possible, the Board decided -

1. to restrict the Rights Issue only to two simultaneous but unlinked securities namely - (a) an issue of Ordinary Shares and (b) an issue of 'A' Ordinary Shares having differential voting rights, as already announced; and

2. in place of the issue of Convertible Preference Shares, it is now proposed to raise the required resources by monetizing a part of the Company's investments through a phased divestment of certain investments (preferably as inter-group sales wherever feasible) at prevailing market prices over the next 6 to 8 months. The funds released from such future divestments together with those already sold during the current financial year, will form part of the resources to be raised for repaying the bridging loan taken for the Jaguar-Land Rover acquisition.

The process for the Rights Issue is making satisfactory progress considering the complex information to be included in the Offer Document about the Company, its subsidiaries and also the Jaguar-Land Rover acquisition and this process is expected to be completed in the near future.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. Through subsidiaries and associate companies, Tata Motors has operations in South Korea, Thailand and Spain. It also has a strategic alliance with Fiat. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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